Exhibit 12.1

RC2 CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2006	2007	2008	2009
Earnings (loss) calculation:
Income (loss) from continuing operations before income taxes	$83,889	$68,248	$34,048	$(241,493)	$40,552
Interest expense	6,634	4,375	2,712	6,584	3,923
Estimated interest component of rental expense	1,576	1,582	1,565	1,518	1,581
Total adjusted earnings (loss)	$92,099	$74,205	$38,325	$(233,391)	$46,056

Fixed charges:
Interest expense	$6,634	$4,375	$2,712	$6,584	$3,923
Estimated interest component of rental expense	1,576	1,582	1,565	1,518	1,581

Total fixed charges	$8,210	$5,957	$4,277	$8,102	$5,504

Ratio of earnings to fixed charges	11.22	12.46	8.96	(a)	8.37

Note:  Interest component of rental expense is estimated to be 1/3 of rental expense.

(a)	Fixed charges exceeded adjusted loss by $241.5 million. The adjusted loss includes impairment of goodwill and other intangible assets of $255.9 million.